Exhibit 21.1
LIST OF SUBSIDIARIES
     Listed below are the principal subsidiaries and affiliates of Kaiser Aluminum Corporation, the jurisdiction of their incorporation or organization, and the names under which such subsidiaries do business. The Company’s ownership is indicated for less than wholly-owned subsidiaries and affiliates. Certain subsidiaries are omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Place of Incorporation or
Name	Organization
Kaiser Aluminum Investments Company	Delaware

Kaiser Aluminum Fabricated Products, LLC	Delaware

Kaiser Aluminium International, Inc.	Delaware

Kaiser Aluminum Canada Limited	Ontario

Anglesey Aluminium Limited (49%)	United Kingdom

Kaiser Aluminum & Chemical Corporation, LLC	Delaware